Tel. (702)-796-9090	2950 Highland Dr.
Fax. (702)-796-9069	Las Vegas, NV 89109
E-mail. FortuNet.com	Nevada Lic. 14463-01

January 26, 2006
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention: Pamela A. Long
                    Mail Stop 7010

Re:	FortuNet, Inc. (“Company”)
Form S-1
File No. 333-128391
Ladies and Gentlemen:
     By prior letter, the Company requested that its Form S-1 Registration Statement be declared effective at 4:00 pm, E.S.T., on Monday, January 30, 2006 or as soon as practicable thereafter.
     In furtherance of this acceleration request, the Company acknowledges:
•	Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company also confirms its awareness of its obligations under the Securities Act of 1933 with respect to the Registration Statement and the offering of securities as contemplated.

Very truly yours, FORTUNET, INC.
By:	/s/ Yuri Itkis
Yuri Itkis, Chief Executive Officer